

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2010

Victor M. Perez
Principal Financial Officer
Allis Chalmers Energy Inc.
5075 Westheimer, Suite 890
Houston, Texas 77056

   Re: Allis Chalmers Energy Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 9, 2010
     File No. 1-02199

Dear Mr. Perez:

   We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          H. Roger Schwall
          Assistant Director